EXHIBIT 99.1

VOX RECEIVES APPROVAL FOR

NASDAQ SECONDARY LISTING

TORONTO, CANADA – October 5, 2022 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a returns focused mining royalty company, is pleased to announce that its common shares have been approved for listing and trading on The Nasdaq Stock Market (“Nasdaq”). Vox expects its common shares will commence trading on the Nasdaq by the end of October under the ticker symbol “VOXR”. Vox’s common shares will continue to trade on the TSX Venture Exchange under the ticker symbol “VOX”.

Kyle Floyd, Chief Executive Officer stated, “Vox has fundamentally transformed since its initial public listing in May 2020 and our secondary listing on the Nasdaq represents another step to unlock shareholder value. With the Nasdaq listing, we expect enhanced trading liquidity in the US market along with a broader base of institutional and retail investor engagement, as we continue delivering on our differentiated strategy of disciplined growth and sector-leading returns on royalty acquisitions. We remain confident that the fundamental value created by Vox’s proprietary royalty acquisition model will eventually be reflected in our share price, particularly with enhanced liquidity on the Nasdaq.”

As outlined in the Company’s press release on March 10, 2022, Vox anticipates that a secondary Nasdaq listing will provide further exposure to the US trading and investor market and ultimately improve the Company’s overall profile and enhance shareholder value. Analysis conducted by Vox management and its financial advisors suggests companies with secondary listings on US main board exchanges have historically resulted in improved trading liquidity for other small and medium-cap royalty companies.

Concurrent with the commencement of trading on the Nasdaq, Vox intends to cease the quotation of its common shares on the OTCQX. While shareholders are not required to take any action, Vox recommends that holders who bought their shares on the OTCQX monitor their institution/brokerage account to ensure their holdings are correctly reflected in respect of the listing on the Nasdaq.

About Vox

Vox is a returns focused mining royalty company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 20 separate transactions to acquire over 50 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Kyle Floyd

Chief Executive Officer

(345) 815-3939

info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of thin the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, and the U.S. Private Securities Litigation Reform Act of 1995, respectively. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

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The forward-looking statements and information in this press release include, but are not limited to, the listing of Vox common shares on the Nasdaq, expectations for enhanced trading liquidity and retail/institutional shareholder engagement for Vox shares following the Nasdaq listing, impacts (if any) on the price of Vox common shares from the Nasdaq listing, and the ceasing of quotation of Vox common shares on the OTCQX market.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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